SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2019

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________)

Table of contents

-	Press release dated April 4, 2019;
-	Press release dated April 4, 2019;
-	Notice of the Shareholders’ Meeting 2019;
-	Report of the Board of Directors to the Shareholders’ Meeting;
-	Press release dated April 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name: Vanessa Siscaro
Title: Head of Corporate Secretary’s Staff Office

Date: April 30, 2019

Eni: Board of Directors approves potential bond issue in USD

San Donato Milanese, 4 April 2019 – Eni's Board of Directors approved today a potential issuance of one or more bonds, to be placed with institutional investors, with a value up to a maximum aggregate amount of 2 billion US dollars, to be issued in one or more tranches by 31 December 2020.

The bonds, if issued, will enable Eni to pre-fund future financial needs, widen its investor base and continue to balance the currency composition of the bond portfolio. The bonds may be listed on one or more regulated markets or on multilateral trading facilities.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Board approves buy-back proposal to the Shareholders’ Meeting

San Donato Milanese, 4 April 2019 - Eni’s Board of Directors has resolved to submit a proposal to authorise the purchase of treasury shares for a period of 18 months from the date of the Shareholders’ Meeting to the Ordinary Shareholders’ Meeting of 14 May 2019 called to resolve on the approval of the 2018 financial statements, on the allocation of net profit and, in an advisory capacity, on the first section of the Remuneration Report on remuneration policy. The proposal concerns the purchase of a maximum of 67 million treasury shares, equal to about 1.84% of share capital, for a potential maximum outlay of €1,200 million.

As part of Eni’s 2019-2022 Strategic Plan, which was presented to the financial community on 15 March 2019, a four-year buy-back programme will be launched with an initial purchase of €400 million in 2019 and an annual amount of €400 million for the period 2020-2022, assuming leverage stably lower than 20%, net of the effects of the application of accounting standards governing leases (IFRS 16), in a scenario with Brent at 60-65 dollars per barrel or €800 million with Brent higher than 65 dollars per barrel.

The purchase of treasury shares is intended to give the Company a flexible option to grant its shareholders additional remuneration beyond the distribution of dividends, consistent with Eni’s commitment to a progressive shareholder return policy linked to the growth of profit and in line with the policies adopted by the major oil companies. Accordingly, the Board of Directors will submit to the Shareholders’ Meeting called to approve the financial statements at 31 December 2019 a proposal to cancel the treasury shares purchased up to the date that Meeting is called, in execution of the buy-back programme, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

Purchases of treasury shares shall be made at a price determined in compliance with any regulatory provisions, including EU rules, or (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction.

Purchases can be made as follows:

-	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;

-	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

-	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014.

Eni holds 33,045,197 treasury shares as of the date of this press release, equal to about 0.91% of share capital, purchased under the provisions of previous buy-back programmes. Eni’s subsidiaries do not hold Eni shares.

The documentation relating to the Shareholders’ Meeting will be available to the public within the time limits and in the manner prescribed by current legislation, including through publication on Eni’s website.

Eni Company Contacts:

Press Office: Tel. +39 02 52031875 – +39 06 59822030

Freephone for shareholders (from Italy): 800 940924

Freephone for shareholders (from abroad): +800 11223456

Switchboard: +39 06 59821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

Eni S.p.A.	Published on April 5, 2019
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2019

Notice of Ordinary Shareholders' Meeting

Shareholders of Eni S.p.A. (hereinafter “Eni” or “Company”) are hereby invited to attend the Ordinary Shareholders' Meeting, which will be held in Rome, Piazzale Enrico Mattei, 1, 00144, pedestrian entrance on Passeggiata del Giappone (Piazza della Stazione Enrico Fermi), on May 14, 2019 at 10:00 a.m. (CET) on single call, to discuss and decide on the following

Agenda

1.	Eni S.p.A. financial statements at December 31, 2018. Related resolutions. Eni consolidated financial statements at December 31, 2018. Reports of the Directors, of the Board of Statutory Auditors and of the Audit Firm.
2.	Allocation of net profit.
3.	Authorisation of buy-back programme of Eni shares; related and consequent resolutions.
4.	Remuneration report (Section I): policy on remuneration.

Right to attend and to vote at the Shareholders' Meeting

Pursuant to Article 83-sexies of Legislative Decree no. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”) and Article 13.2 of the By-laws, those entitled to attend and to vote at the Shareholders’ Meeting are those on behalf of whom the intermediary - authorized pursuant to applicable regulations - has sent to the Company the statement certifying entitlement to the relative right, at the end of the seventh trading day prior to the date of the Shareholders’ Meeting on single call (May 3, 2019 – the record date). The statement must be received by Eni by the end of the third trading day prior to the date scheduled for the Shareholders’ Meeting (May 9, 2019). The right to attend and to vote in the Shareholders’ Meeting remains even if the statement is received by the Company after the deadline indicated above, as long as it is received by the opening of the Shareholders’ Meeting. Those who become Shareholders only after the record date shall not be entitled to attend or vote at the Shareholders' Meeting. Please note that the statement is sent to Eni by the intermediary upon request of the person entitled to the right. Those entitled to vote are required to give instructions to the intermediary that keeps the related accounts to send the aforementioned statement to the Company. Any requests for prior notice or fees requested at fulfilling the duties of the intermediary are not ascribable to the Company. In order to attend the Shareholders’ Meeting, those holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System, and shall then request the above-mentioned statement of attendance.

Right to ask questions prior to the Shareholders’ Meeting

Pursuant to Article 127-ter of the T.U.F., those entitled to vote may ask questions on items on the agenda prior to the Shareholders’ Meeting: the questions must be received by the Company no later than on May 11, 2019; the Company does not guarantee an answer to the questions received after that deadline. The questions may be sent: a) by mail to the following address:

Eni S.p.A.

Segreteria Societaria

(Domande Assemblea maggio 2019)

Piazzale Enrico Mattei, 1

00144 Roma – Italy

b) by fax addressed to the Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by e-mail at the address segreteriasocietaria.azionisti@eni.com, d) by certified e-mail at the address corporate_sesocorp@pec.eni.com or e) through the appropriate section of the Company’s website. The interested parties must provide the information and documentation certifying the entitlement to the right, in compliance with the procedures specified on the website. Questions received by the aforementioned deadline shall be answered: a) prior to the Shareholders’ Meeting, also through publication of the answer in the appropriate section of the Company’s website. The Company shall provide a single answer to questions having the same content. No reply is due when the requested information is available in “question and answer” form in the appropriate section of the Company’s website or when the answer has already been published in that section; b) during the Shareholders’ Meeting; an answer is also deemed given during the Shareholders’ Meeting when set out in the documentation made available to each attendee who is entitled to vote.

Addition of items to the agenda of the Shareholders’ Meeting and proposed resolutions on the items on the agenda

Pursuant to Article 126-bis of the T.U.F. and in accordance with the provisions of Article 13.1 of the By-laws, Shareholders who, severally or jointly, represent at least one fortieth of the Eni share capital, may ask, within ten days from the date of publication of this notice, to add other items to the agenda, specifying the additional proposed items in their request or presenting proposed resolutions on items already on the agenda. Matters upon which, according to law, the Shareholders’ Meeting must resolve upon a proposal of the Board of Directors or on the basis of a project or report of the Board of Directors other than the report on the items in

Eni S.p.A.	Published on April 5, 2019
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2019

the agenda, may not be added to the agenda. Requests, together with the statement provided by the intermediary authorized attesting ownership of Eni shares, are submitted in writing to the Company’s registered office by registered letter with return receipt or by certified email to the address: corporate_sesocorp@pec.eni.com. Moreover, a report on the proposed issues must be sent to the Company’s Board of Directors by the Shareholders requesting the addition of items, in the same manner and within the same deadline. In any case, proposed resolutions on the items in the agenda may be presented individually at the Shareholders’ Meeting by persons entitled to vote. The order in which the items on the agenda will be put to vote is established by the Chairman of the Shareholders’ Meeting.

Any further information is available on the Company’s website.

How to vote by proxy

Pursuant to Article 135-novies of the T.U.F. and Article 14.1 of the By-laws, parties entitled to vote may appoint a representative in the Shareholders’ Meeting, in the manner specified by the law. The proxy may be notified to the Company: a) by mail, at the following address:

Eni S.p.A.

Segreteria Societaria

(Delega Assemblea maggio 2019)

Piazzale Enrico Mattei, 1

00144 Rome – Italy

b) by fax to Eni Corporate Secretary’s Office (Segreteria Societaria) at +39 06 598 22 233, c) by certified email to the following address: corporate_sesocorp@pec.eni.com or d) through the appropriate section of the Company’s website, according to the procedures specified therein. The proxy and related voting instructions can be revoked at any time. A proxy form is available on the Company’s website and at the Company’s registered office.

Shareholders’ Representative designated by the Company

Pursuant to Article 135-undecies of the T.U.F. and Article 14.5 of the By-laws, the Company has designated Mr Dario Trevisan as the representative to whom Shareholders may confer the proxy free of charge, with voting instructions on all or part of the proposals on the agenda. In this case, the proxy must be conferred by signing the related proxy form available on the Company’s website or at the Company’s registered office. The form must be received by the end of the second trading day prior to the date scheduled for the Shareholders' meeting (May 10, 2019) at the following address:

Mr Dario Trevisan

Viale Majno, 45

20122 Milano – Italy

The proxy and related voting instructions can be revoked by the above deadline. The proxy shall not be valid for proposals for which no voting instructions have been provided.

For any further information, please visit the Company’s website. Shareholders’ Representative is available for further clarifications at toll-free number 800 134 679 and at the e-mail address rappresentante-designato@pec.it.

How to vote by mail

Pursuant to Articles 127 of the T.U.F. and 140 and following of Consob Issuers’ Regulation and Article 14.3 of the By-laws, voting may also be exercised by mail in accordance with the applicable regulations.

The “Vote by Mail Form”, which is available on the Company's website or at the Company’s registered office, may also be mailed by the Corporate Secretary’s Office to any Shareholders who request it, together with the relative envelope. The “Vote by Mail Form” – duly filled in and signed – must be mailed to the Corporate Secretary’s Office at the following address, and received by May 13, 2019:

Eni S.p.A.

Segreteria Societaria

(Voto per corrispondenza Assemblea maggio 2019)

Piazzale Enrico Mattei, 1

00144 Roma – Italy

For those who wish to use the voting form available on the website, the related procedure for sending the form is specified on the website. Voting forms received after the specified deadline or which have not been signed shall not be counted in the initial or the voting quorum of the Shareholders’ Meeting. The vote by mail is exercised directly by the holder of the voting right and is exercised separately for each of the resolutions proposed. The vote may be revoked with a written statement notified to the Company by May 13, 2019, or by way of an express statement issued by the holder during the course of the Shareholders’ Meeting.

Information regarding ADRs holders

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing two Eni ordinary shares, who are recorded in the Eni ADRs register of Citibank N.A, the ADR Depositary, by April 5, 2019, will be entitled to participate in the Meeting, to delegate the exercise of their voting right or to exercise votes by mail, after having complied with the deposit and registration requirements contained in the “ADR Deposit Agreement”. Beneficial Owners who have taken advantage of the Proxy Vote or Vote

Eni S.p.A.	Published on April 5, 2019
Sede Legale
Piazzale Enrico Mattei,1 – 00144 Roma
Capitale sociale Euro 4.005.358.876,00 i.v.
Registro Imprese di Roma, Codice Fiscale 00484960588
Partita IVA 00905811006, R.E.A. Roma n. 756453
Sedi secondarie
Via Emilia, 1 e Piazza Ezio Vanoni, 1
20097 San Donato Milanese (MI)

Notice of Ordinary Shareholders’ Meeting 2019

by Mail options are also entitled to attend the Meeting upon written request to be made to Citibank N.A.

Request for information and the website of the Company

Any further information related to the Shareholders’ Meeting, in particular concerning the procedures for exercising rights, can be obtained by visiting the Company’s website - www.eni.com - or by writing to the email address segreteriasocietaria.azionisti@eni.com. In addition, the following numbers may be called:

•	Toll-Free Number: 800 940 924 – from Italy only.
•	Toll-Free Number: + 800 112 234 56 – from outside Italy.
•	Fax number: +39 06 598 22 233.

Information documents

The documentation concerning the items on the agenda, the full texts of the resolution proposals, together with the explanatory reports requested by the applicable law, will be available to the public - in accordance with the legal time limits - at the Company’s registered office, at Borsa Italiana S.p.A., at the centralized storage device authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, and on the Company’s website www.eni.com, in the section “Shareholders’ Meeting”.

***

Any experts, financial analysts or journalists who wish to be present at the Shareholders’ Meeting must submit an appropriate request – by mail or fax at +39 06 598 22 233 – to the Eni Corporate Secretary’s Office (Segreteria Societaria) by May 12, 2019.

Those who are entitled to attend the Shareholders’ Meeting are invited to arrive before the scheduled starting time of the Meeting, so as to facilitate admission procedures; registration operations shall be carried out at the venue of the Shareholders’ Meeting starting from 9:00 a.m. (CET).

The Chairman of the Board of Directors

Emma Marcegaglia

Published on April 5, 2019

Eni S.p.A.

Ordinary Shareholders’ Meeting on May 14, 2019

on single call

Report of the Board of Directors

on the items on the agenda

The Italian text prevails over the English translation.

Eni S.p.A.

Ordinary Shareholders’ Meeting on May 14, 2019

on single call

Report of the Board of Directors

on the items on the agenda

Item 1

Eni S.p.A. Financial statements at December 31, 2018.

Related resolutions.

Eni Consolidated Financial

Statements at December 31, 2018.

Reports of the Directors, of the Board of Statutory

Auditors and of the Audit Firm.

The document “Annual Report at December 31, 2018” of Eni S.p.A., which will be available at the Company’s registered office as required by law, on the Company’s website, at Borsa Italiana S.p.A. (the Italian Stock Exchange) and at the centralized storage service authorised by Consob called “1Info” – which can be consulted on the website www.1info.it, includes the draft of the financial statements of Eni S.p.A. and the consolidated financial statements, along with the Report of Directors on operations and the declaration pursuant to Article 154-bis, paragraph 5 of Legislative Decree No. 58 of February 24, 1998 (Consolidated Law on Finance, hereinafter “T.U.F.”). The Reports of the Audit Firm and of the Board of Statutory Auditors will be available to the public together with the Annual Report.

Reference is therefore made to these documents.

Dear Shareholders,

You are invited to resolve as follows:

“to approve the statutory financial statements at December 31, 2018 of Eni S.p.A., which report a net profit amounting to €3,173,442,590.70.”

2

Item 2

Allocation of net Profit

Dear Shareholders,

in regard to the results achieved, you are invited to resolve as follows:

“to allocate the net profit for the financial year 2018 of €3,173,442,590.70 , of which €1,660,963,734.84 remains following the distribution of the 2018 interim dividend of €0.42 per share, resolved by the Board of Directors on September 13, 2018, as follows:

1.	the amount of €2,132,000 to the reserve required by Article 6, paragraph 2 of Legislative Decree no. 38 of February 28, 2005;
2.	to Shareholders in the form of a dividend of €0.41 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the 2018 interim dividend of €0.42 per share. The total dividend per share for the financial year 2018 therefore amounts to €0.83 per share;
3.	the payment of the balance of the 2018 dividend in the amount of €0.41 per share, payable on May 22, 2019, with an ex-dividend date of May 20, 2019 and a record date of May 21, 2019.
4.	to the available reserve the amount of net profit remaining after the distribution of the proposed dividend.”

Item 3

Authorisation of buy-back programme of eni shares; related and consequent resolutions

Dear Shareholders,

The 2019-2022 Strategic Plan of Eni SpA (the “Company” or “Eni”), presented to the market on 15 March 2019, provides for the launch of a four-year buy-back programme with an initial purchase of €400 million in 2019 and an annual amount of €400 million for the period 2020-2022, assuming leverage1 stably lower than 20% in a scenario with Brent2 at 60-65 dollars per barrel or €800 million with Brent higher than 65 dollars per barrel.

In this regard, you have been called to discuss and authorise the Board of Directors to acquire treasury shares of the Company, in accordance with the provisions of Articles 2357 and 2357-ter of the Italian Civil Code, Article 132 of Legislative Decree 58 of 24 February 1998 (the “Consolidated Law on Financial Intermediation”), Article 144-bis of the Regulation adopted by Consob with Resolution no. 11971 of May 14, 1999 (the “Issuers Regulation”), for the purposes, within the time limits and in accordance with the procedures specified herein.

1 Ratio of the net financial debt of the Eni Group to shareholders’ equity including non-controlling interests, net of the effects of the application of accounting standards governing leases (IFRS 16).

2 Brent scenario refers to the scenario approved each year by the Board of Directors of Eni SpA as a reference for the preparation of the four-year plan.

3

1.	Reasons for which authorisation to acquire treasury shares is requested.

The request for authorisation is intended to grant the Board of Directors the power to acquire treasury shares of the Company, in compliance with any applicable regulatory provisions, including EU rules, and (if applicable) current accepted market practices, in order to give the Company a flexible option to grant its shareholders additional remuneration beyond the distribution of dividends, in line with Eni’s commitment to a progressive shareholder remuneration policy linked to the growth of profits and in line with the policies adopted by the major oil companies.

Accordingly, the Board of Directors will submit to the Shareholders’ Meeting called to approve the financial statements at 31 December 2019 a proposal to cancel the treasury shares purchased up to the date that Meeting is called in execution of the authorisation requested in this proposal, such authorisation shall remain valid for a period of eighteen months, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

2.	Maximum number and class of the shares to which the authorisation refers.

Authorisation is requested for the purchase of Eni shares, in multiple tranches, in the total amount of up to €1,200 million and up to a maximum of 67 million of the Company’s ordinary shares, representing about 1.84% of Eni’s share capital, which currently amounts to €4,005,358,876.00, represented by 3,634,185,330 ordinary shares without par value.

Pursuant to Article 2357, first paragraph, of the Italian Civil Code, the purchases will be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements.

In this regard we remind you that:

(i)	of the total profit for 2018 of €3,173 million, €1,658 million remains as distributable profit that can be used to pay the balance of the 2018 dividend (€0.41 per share, equal to about €1,476 million) after the distribution of the interim dividend for 2018 (€0.42 per share, or €1.513 million) and after the allocation to the reserve referred to in Article 6, paragraph 2, of Legislative Decree 38/2005;
(ii)	the available reserves at 31 December 2018 amounted to €35,655 million.

In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held.

3.	Disclosure for the purposes of a complete assessment of compliance with the provisions of Article 2357, third paragraph, of the Italian Civil Code

At the date of this report, Eni’s share capital amounts to €4,005,358,876, represented by 3,634,185,330 registered ordinary shares with no par value. The Company holds 33,045,197 treasury shares in its portfolio, equal to about 0.91% of share capital. The subsidiaries of Eni do not hold shares of the Company.

4.       Period for which authorisation is requested.

Authorisation to purchase treasury shares is requested for the maximum period envisaged by Article 2357, second paragraph, of the Italian Civil Code, equal to eighteen months from the date of the Shareholders’ Meeting resolution granting the authorisation. During

4

this period, the Board of Directors may proceed with purchases in the amount and with the timing it should freely determine in compliance with any applicable regulatory provisions, including EU rules, and (if applicable) current accepted market practices.

During the plan, a new resolution to authorise the purchase of treasury shares may be submitted to the Shareholders’ Meeting each year, as described above.

5.       Minimum and maximum price for the treasury shares to be purchased.

The requested authorisation provides for purchases to be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements, including EU rules, or (if applicable) current accepted market practices, which price shall not be more than 10% greater or lower than the official price registered by the Eni stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction.

6.       Procedures by which purchases shall be made.

The requested authorisation provides that purchases shall be carried out in a manner consistent with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices.

At present, these procedures are governed by Article 132 of the Consolidated Law on Financial Intermediation, Article 144-bis of the Issuers’ Regulation, Article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 and the related implementing provisions, as well as the market practices accepted by Consob with Resolution no. 16839 of 19 March 2009.

In particular, in compliance with the provisions of Article 132, paragraph 1, of the Consolidated Law on Financial Intermediation, purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders:

-	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;

-	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

-	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution.

7.	Information on the possible use of the purchase of treasury shares to reduce share capital

This request for authorisation to purchase treasury shares is not instrumental to the reduction of share capital.

As noted above, the Board of Directors will submit to the Shareholders’ Meeting called to approve the financial statements at 31 December 2019 a proposal for cancellation of the Eni shares purchased up to the date that Meeting is called in execution of the authorisation referred to in this proposal, such authorisation shall remain valid for a period

5

of eighteen months, specifying that the cancellation will be carried out without a reduction in share capital in consideration of the fact that Eni shares have no par value.

***

Dear Shareholders,

You are invited to resolve as follows:

“The Ordinary Shareholders’ Meeting

resolves

1)       to authorise the Board of Directors - pursuant to and for the purposes of Article 2357 of the Italian Civil Code - to proceed with the purchase of shares of the Company, in multiple tranches, for a period of eighteen months from the date of this resolution, for the pursuit of the purpose referred to in the report of the Board of Directors to today’s Shareholders’ Meeting relating to this item on the agenda, within the time limits and on the conditions set out below:

•	the maximum number of shares to be purchased is equal to 67,000,000 ordinary shares, representing about 1.84% of the share capital of Eni SpA, which currently amounts to €4,005,358,876.00, represented by 3,634,185,330 ordinary shares with no par value, for a total outlay of up to €1,200,000,000. The purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held.

•	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements, including EU rules, or (if applicable) current accepted market practices, which price shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction;

•	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices and specifically:

- on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of buy orders with predetermined sell orders;

- with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and

- under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in this proposed resolution.

2)       to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to in the previous points, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices.

6

Item 4

Remuneration report (Section I): policy on remuneration

The Remuneration Report has been prepared on the basis of Article 123-ter of the T.U.F. and of Article 84-quater of the Issuers’ Regulation.

Pursuant to Article 123-ter, paragraph 6, of the T.U.F., the Shareholders’ Meeting shall resolve in favour or against the first section of the Remuneration Report regarding the Company's policy on the remuneration of the Board of Directors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy. The resolution is not binding.

Please refer to the Remuneration Report approved by the Board of Directors, which will be published in accordance with the deadlines and procedures required by law, as well as on the Company’s website.

Dear Shareholders,

You are invited to resolve

“in favour of the first section of the Remuneration Report regarding the Company's policy on the remuneration of the Board of Directors and other managers with strategic responsibilities and the procedures used to adopt and implement this policy”.

The Chairman of the Board of Directors

Emma Marcegaglia

7

Annual Report on Form 20-F 2018

Rome, April 5, 2019 – Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2018, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2018 is published on Eni’s website (eni.com) in the Publications section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2018, free of charge, by emailing a request to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com.

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Eni

Società per Azioni Roma, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release is also available on the Eni web site eni.com.